October 24, 2019

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Avenue
Costa Mesa, California 92626

       Re: Clean Energy Technologies, Inc.
           Offering Statement on Form 1-A
           Filed September 27, 2019
           File No. 024-11085

Dear Mr. Mahdi:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 27, 2019

The Offering, page 7

1. We note your disclosure in various sections including the offering, dilution and elsewhere in the document that your common stock outstanding before the offering was 748,657,656 shares as of September 27, 2019 as indicated in your disclosure on page
15. We also note
      that your common stock outstanding shares at June 30, 2019 were 580,157,656 per the unaudited financial statements. Please tell us and disclose the material subsequent share transactions since June 30, 2019, as those do not appear to be reflected in Note 14 -
      Subsequent Events to your financial statements on page 98.
Outstanding Common Stock fully diluted, page 7

2. Please tell us how the conversion of the MWGI Notes described in the last paragraph on page 97 and first paragraph on page 98 factored into the calculation of the outstanding common stock on a fully diluted basis.
 Kambiz Mahdi
Clean Energy Technologies, Inc.
October 24, 2019
Page 2
We have issued a substantial amount of convertible securities..., page 13

3. Please expand your risk factor to address the 168,000,000 shares of common stock that will be issued to MGW Investments I Limited at such time as the company increases the number of shares of its authorized common stock, given that it appears such increase has already occurred. Tell us how MGW's right to acquire these shares and convert the notes it holds has been reflected in your beneficial ownership table on page
46. Based on your
         response to our comment regarding the MWGI Notes, your risk factor may also need to be expanded to address the issuance of shares upon conversion or redemption of those notes, as well.
Use of Proceeds, page 19

4. We note your indebtedness with related parties. Refer to Instruction 2 to Item 6 of Part II of Form 1-A and state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries.
         Please also provide the disclosures required by Instruction 6 to Item 6 of Part II of Form
         1-A regarding the discharge of indebtedness. Further, revise to clarify the intended uses related to "Growth Capital" and "Project Financing."
Dilution, page 21

5. Please refer to Item 4 of Part II of Form 1-A and provide the disclosure required by that item if there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire.
Net Sales, page 27
FirstName LastNameKambiz Mahdi
6. Please disclose the causes of additional sales from the "HRS Division" and provide a
Comapany NameClean Energy Technologies, Inc.such changes were attributable to changes in narrative discussion of the extent to which October 24, 2019 Page 2 in volume. Refer to Item 9 of Part II of Form 1-A.
       prices or to changes
FirstName LastName
 Kambiz Mahdi
FirstName LastNameKambizInc.
Clean Energy Technologies, Mahdi
Comapany NameClean Energy Technologies, Inc.
October 24, 2019
Page 3
October 24, 2019 Page 3
FirstName LastName
Business, page 34

7. From your disclosure under "Segment Disclosure" starting on pages 66 and 85, it appears that you have derived a material portion of your net sales from your electronic manufacturing services and electronics assembly business. Please refer to Item 7 of Part
         II of Form 1-A and provide all required disclosure related to that business. Please also refer to Item 9 of Part II of Form 1-A and provide the required disclosure for your segment information under Management's Discussion and Analysis for the periods presented.
8. Please disclose when your license from Calnetix and your material patents would expire.
         Refer to Item 7(a)(2) of Part II of Form 1-A. Please also revise to clarify the scope and duration of that license. It is unclear what you mean by the disclosure that the license allows you to "use" their magnetic turbine.
Research and Development, page 39

9. We note you had no research and development expenses for the financial periods presented in your filing, but that a material use of proceeds is intended for research and development. Please disclose the research and development intended to be done and, if applicable, the status of a product or service if you have made public information about a new product or service that would require the investment of a material amount of your assets or is otherwise material. Refer to Item 7(a) of Part II of Form 1-A.
Exhibit 4.13, page 100

10.      We note the last sentence of Section 4(c) and first sentence of
Section 4(d) of the form of
         subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, these sections appear inappropriate. Please revise. Also, the fifth paragraph and Section 3(a) indicate the offering will continue until all 300 million shares are sold, whereas the offering circular indicates the total offering proceeds will not exceed $10 million. Likewise, Section 3(d) indicates you will deliver shares promptly; however, your disclosure on page 49 of the offering circular indicates you will deliver shares within 90 days. Please reconcile.
Exhibits

11. It appears from Part I of this filing that you used solicitation of interest communications in connection with this offering. If so, please file those communications, as required by Item
         17, paragraph 13 of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Kambiz Mahdi
Clean Energy Technologies, Inc.
October 24, 2019
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-33379 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff
Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameKambiz Mahdi
                                                           Division of
Corporation Finance
Comapany NameClean Energy Technologies, Inc.
                                                           Office of
Manufacturing
October 24, 2019 Page 4
cc:       Robert Newman, Esq.
FirstName LastName